Exhibit 99.1

April 5, 2018

Lithium Americas Provides Updated Resource Estimate for the
Lithium Nevada Project

Highlights:

•

Increases Measured and Indicated resource by approximately 80% from the 2016 resource estimate establishing Lithium Nevada as the largest and highest-grade known claystone lithium resource in the United States.

•	Updates the Measured and Indicated resource to 6.0 million tonnes of lithium carbonate equivalent (LCE) at 2,917 ppm Li and the Inferred resource to 2.3 million tonnes of LCE at 2,932 ppm Li.
•	Identifies extension of high grade (average 3,998 ppm Li) and near-surface lithium mineralization adjacent and northwest of the proposed 2012 pit boundary.
•	Successfully completed process test work to confirm the production of high-value lithium products using acid leaching on lithium-bearing claystone.
•	On track to release results of NI 43-101 Preliminary Feasibility Study (PFS) by the end of Q2 2018.

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") is pleased to provide an updated mineral resource estimate (the “Resource Estimate”) on the Thacker Pass deposit (previously Zone 1) (“Thacker Pass”) of the Lithium Nevada Project (the “Lithium Nevada Project” or the “Project”) located in the McDermitt Caldera, Nevada, USA. The Resource Estimate was prepared pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). At a cut-off of 2,000 parts per million lithium (“ppm Li”), the updated Resource Estimate consists of a Measured and Indicated Resource of 385 million tonnes grading 2,917 ppm Li for 6.0 million tonnes of lithium carbonate equivalent (“LCE”) and an Inferred Resource of 147 million tonnes grading 2,932 ppm Li for 2.3 million tonnes of LCE (Table 1).

The updated Resource Estimate will be incorporated into a Preliminary Feasibility Study (the “PFS”) on the Lithium Nevada Project with results on track to be released by the end of Q2 2018. For more information on the Lithium Nevada Project and team, please refer to the press release dated October 23, 2017.

“Exploration work in 2017 has successfully expanded the lithium resource at the Lithium Nevada Project. More specifically, the results reveal additional high-grade and near surface lithium mineralization northwest of the original pit area that was proposed in 2012,” commented Alexi Zawadzki, Lithium Americas’ President of North American Operations. “We are pleased that the 2017 Exploration Program has achieved the goal of demonstrating scalability of the Project in an area, which we believe minimizes permitting and schedule risks.”

Table 1: Mineral Resource Statement for Lithium Nevada - Thacker Pass Deposit(1)(2)(3)

	June 2016			April 2018
Category	Tonnage	Avg. Li (ppm)	LCE	Tonnage	Avg. Li (ppm)	LCE
	(000 t)		(000 t)	(000 t)		(000 t)
Measured	50,753	3,120	843	242,150	2,948	3,800
Indicated	164,046	2,850	2,489	143,110	2,864	2,182
Measured and Indicated	214,799	2,914	3,332	385,260	2,917	5,982
Inferred	124,890	2,940	1,954	147,440	2,932	2,301

Notes:

1. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves.

2. Resources presented at a 2,000 ppm Li cut-off grade.

3. The conversion factor for lithium metal (100%) to LCE is 5.323.

A new geologic and grade block model was created using the historical and 2017 drilling information.  Calculation of the updated Resource Estimate was performed using a cut-off of 2,000 ppm Li, the same cut-off used in the June 2016 Independent Technical Report for the Lithium Nevada Property, Nevada, USA.

2017 Exploration Program

The intent of the 2017 Exploration Program was to identify a resource of scale in the Thacker Pass area (formerly Zone 1) of the Lithium Nevada Project, where habitat quality is substantially lower than in the Montana Mountains to the north (Figure 1a). In Thacker Pass, 77 exploration holes totaling 6,653 meters were drilled, a seismic survey was conducted and the surface geology of the project was remapped.

Figure 1a and 1b: Lithium Nevada Project Location

The drilling data is presented in Table 2 and the locations of the exploration holes are presented in Figures 3a and 3b. 13 holes were drilled in the newly defined northwest expansion area (Figure 1b and Figure 4). This area is located northwest of the mine pit that was proposed in a 2012 mine plan. The assay data from all these holes averages 3,998 ppm Li, higher than the assay data from the infill drilling. The ore zone averages 46 m thick in this area (Figure 2).

The 2017 Exploration Program also resulted in the discovery of an area identified as the Southwest Basin (Figure 1b) with high concentrations of Li and minimal overburden. Seven of the exploration holes intersected lithium mineralization.

The 2017 Exploration Program did not intersect the western boundary limit of lithium mineralization in the northwest expansion area. Additional drilling is planned in this area as part of the proposed 2018 Exploration Program (Figure 2). New drilling in 2018 will further explore the lateral extent, thickness and depth of lithium mineralization in unexplored areas east of Thacker Pass.

Figure 2: Lithium Nevada - Thacker Pass Cross-Section

Preliminary Feasibility Study Update

Lithium Nevada is advancing a PFS, which is being prepared pursuant to NI 43-101, in order to demonstrate the economic potential of producing high-value lithium products from claystone.  The Company has successfully completed process test work to validate a conceptual process flowsheet. The process employs low-risk commercially-proven acid leaching, purification and crystallization technologies to efficiently produce lithium products for the battery industry. Lithium Nevada is advancing the engineering design and costing work and is on track to provide the results of the PFS on schedule by the end Q2 2018.

Lithium Nevada Project Timeline

•	Q2 2018 – advance additional baseline environmental survey
•	Q2 2018 – release results of PFS
•	H2 2018 – initiate major mine plan permitting
•	H2 2018 – commence detailed engineering

Table 2: Lithium Nevada - Thacker Pass 2017 Drilling Data

Hole (LNC-)	TD (m)	Overburden	Length (m) >2000 ppm Li	Li ppm Avg	Li ppm Max
001	186.54	20.48	60.32	3311	6100
002	60.96	-	-	178	273
003	97.44	-	-	271	2480
004	46.36	-	-	351	1450
005	60.96	-	-	212	990
006	60.96	-	-	179	379
007	83.06	-	-	129	411
008	76.20	-	-	310	1470
009	154.72	218	25.62	2950	4050
010	212.48	-	-	481	2550
011	71.84	6.10	25.12	2692	3950
012	54.13	-	-	102	690
013	121.92	39.41	29.60	2910	6170
014	76.29	-	-	183	1340
015	122.41	3.17	50.44	3221	6340
016	95.28	17.68	35.14	3226	5350
017	45.81	6.58	11.31	3321	5800
018	122.71	3.63	49.40	3005	5820
019	82.75	3.05	58.30	3553	6420
020	78.46	10.52	47.58	3706	6920
021	80.10	6.04	53.59	4083	7660
022	46.51	-	-	399	1790
023	46.57	-	-	487	2750
024	54.86	17.13	19.38	2926	4980
025	76.99	-	-	402	1350
026	95.10	20.63	56.75	3369	5550
027	106.68	6.28	61.14	3555	5870
028	89.18	14.51	58.28	3613	7230
029	107.47	15.85	59.44	3454	5480
030	76.20	8.41	55.87	3310	6880
031	90.74	13.23	59.25	3663	7540
032	80.04	11.06	54.89	3749	7210
033	89.18	9.33	57.76	3729	7620
034	61.75	6.25	46.88	4031	8040
035	40.42	3.54	30.42	4136	7720
036	92.29	3.84	70.71	3377	7440
037	92.23	15.73	56.14	3486	6990
038	95.28	13.81	57.64	3586	6940
039	89.18	12.89	60.29	3545	7500
040	87.69	13.93	61.08	3874	7950
041	45.72	2.53	34.84	3805	7040
042	95.28	15.25	69.24	3453	6990

043	91.01	16.28	61.08	3505	7180
044	89.25	11.46	62.27	3789	6960
045	84.61	16.00	54.53	3841	6910
046	66.54	17.37	39.96	3655	7320
047	88.67	14.54	54.41	3860	7390
048	92.29	16.70	60.44	3587	6900
057	92.29	14.20	61.33	3658	7370
058	95.10	16.00	57.09	3445	7950
059	113.69	6.10	68.67	3352	6170
060	95.34	0	63.67	3363	6620
061	112.07	37.25	56.97	3429	5670
062	96.99	14.87	61.36	3487	6700
063	90.77	22.19	54.86	3655	6450
064	54.19	6.95	33.65	3965	6780
065	95.34	23.44	56.88	3663	6460
066	87.72	13.05	60.81	3741	6640
067	58.77	17.41	22.80	4797	6770
068	92.29	13.26	59.22	3721	6740
069	54.19	11.77	26.46	4445	8440
070	84.67	14.57	57.33	3531	7160
071	101.44	16.18	59.13	3886	7530
072	101.44	21.00	44.99	3741	7920
073	77.05	10.24	29.96	4309	7770
074	90.77	21.37	46.39	3819	6840
075	69.43	8.81	40.36	4199	7690
076	98.33	16.76	55.26	3892	8100
077	74.01	11.58	47.55	3947	7220
078	87.97	13.41	54.25	3869	6770
079	63.61	4.02	40.25	4950	6970
080	94.34	20.03	58.52	3829	7130
081	98.69	-	-	30	60
082	90.74	18.41	56.66	3843	7430
083	37.43	0	19.02	3963	5180
084	67.76	6.77	43.83	3777	7540
085	113.63	31.33	63.12	3474	6220

Notes:

1)

Holes 049 through 056 which were drilled to target shallow industrial clay resources for Lithium Americas’ subsidiary, RheoMinerals Inc, were not tested for lithium, and therefore are not presented in this table.

2)	All holes are vertical (90o) except for hole LNC-083 (Az: 180[o] Dip -60o).

Figure 3a and 3b: Index Maps to Holes Listed in Table 2

Figure Notes: Figure 3a has the same approximate location of the inset box in Figure 1a. The location of Figure 3b is shown by the inset box in Figure 3a.

Figure 4 – View of Northwest Expansion Area Looking East.

Quality Assurance and Quality Control

The data collection and analysis procedures employed to develop the information presented in this disclosure use industry-standard quality techniques and procedures.

Sampling procedure and assaying methods were as follows:

•Drilled core was brought from the field to the Company’s core shed located in Orovada, Nevada. The boxes of core were logged, photographed, cut and sampled by Company employees and consultants. The geologist determined the length of the assay samples by lithology and averaged 1.73 m. The core was cut in half with diamond blade saws, using fresh water, and half bagged for sampling. For duplicate samples, one half of the core is cut in half again and the two halves are bagged and sampled separately to test sampling and assay precision. Each sample was assigned a unique identification number to ensure security and anonymity. Randomly inserted in the sample stream were QA/QC samples, which represent 10.1% of the total assays. The QA/QC samples include blanks to test for contamination, high and low-grade lithium standards to test for accuracy and duplicates to test for precision.

•Drilled core samples were collected from the core shed by ALS Minerals (“ALS”) and transported to their lab in Sparks, Nevada. At ALS, the samples were dried at a maximum temperature of 60 degrees Celsius and the entire sample was then crushed with a jaw crusher to 90% passing a ten-mesh screen. Nominal 250 gram splits were taken for each sample using a rifle splitter. This split is pulverized using a ring mill to 90% passing a 150-mesh screen.

•ALS’ analysis included four-acid digestion and inductively coupled atomic emission plasma spectroscopy to ensure that elevated metal concentrations were not present, which would interfere with inductively coupled plasma mass spectroscopy analyses.

QA/QC protocols included:

•High, low and blank standards were inserted in random sampling intervals. These samples were also assigned a blinded sample identification number.
•Duplicate samples were taken every 30.48 meters. Each was assigned a blinded identification number.

QA/QC statistical evaluations and results:

•Three low grade samples out of 63 assays fell outside the certified two standard deviation. All three were within 20ppm of falling within the two standard deviation criteria. All high-grade samples were within the certified two standard deviations.

•All blank standards reported less than 65ppm Lithium.
•All assay standards showed minimal bias drift with time.
•178 duplicate ¼ core samples, 356 assays, returned a R2 correlation value of 0.9915.

The scientific and technical information disclosed in this news release relating to the Resource Estimate has been prepared and approved by Louis Fourie, P. Geo., Pri. Sci. Nat., of WorleyParsons Canada Inc., a “Qualified Person" under NI 43-101, and an independent consultant to the Company. Mr. Fourie reviewed or developed the following types of information for the resource calculation:

•Geological maps and cross sections;
•Block model methods, parameters, tabulations, and model results;
•Estimated mining and process costs; and
•Resource determination procedures and results to assure reasonable expectation of economic extraction.

Readers are cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.

All other scientific and technical information disclosed in this news release has been reviewed and approved by Randal Burns, Senior Project Geologist at Lithium Nevada, and a "Qualified Person" as defined in NI 43-101.

Mr. Burns has verified the data disclosed in this news release and no limitations were imposed on the verification process. In the course of data verification, and for purposes of QA/QC, Mr. Burns, among other things, reviewed or developed the following types of information for the deposit:

•Geologic maps and cross sections.
•Block model methods, parameters, tabulations, and model results.
•Estimated mining and process costs.
•Resource determination procedures and results to assure reasonable expectation of economic extraction.

•Sampling procedure and assaying methods.
•QA/QC protocols and results, including:
▪Analysis of inserted standards.
▪Analysis of inserted blanks.
▪Confirmation of assays from a check lab.
▪Reverse Circulation versus Diamond Drilling.
▪¼ core sampling and assay versus ½ core sampling and assay.
▪Spot checks of the data base against original certificates of assay.
▪Statistical evaluations and studies.
•Checked reliability of historic information and established protocol for acceptance or rejection of legacy data.

Other than as described in the Company's annual filings (which are available at www.sedar.com), there are no known legal, political, environmental or other risks that could materially affect the potential development of the mineral resources at this point of time.

About Lithium Americas

Lithium Americas, together with SQM, is developing the Cauchari-Olaroz lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar. In addition, Lithium Americas owns 100% of the Lithium Nevada project , and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1150 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email:    ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-looking statements

Statements in this release that are forward-looking information are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in the Company's periodic filings with Canadian securities regulators. Forward-looking information in this news release includes, but is not limited to, the timing and completion of PFS, baseline environmental surveys, the 2018 drill program, major mine plan permitting and detailed engineering work.  When used in this document, the words such as “intent”, “target”, “expect”, “estimated” and “scheduled” and similar expressions represent forward-looking information. Information provided in this document is necessarily summarized and may not contain all available material information.

All such forward-looking information and statements are based on certain assumptions and analyses made by Lithium Americas management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading "Risks Factors" in the Lithium Americas’ most recently filed Annual Information Form and other continuous disclosure filings. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.